September 30, 2022

VIA EDGAR

Cara Wirth, Esq.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: EPWK Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted August 12, 2022

CIK No. 0001900720

Dear Ms. Wirth

On behalf of our client, EPWK Holdings Ltd. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated September 9, 2022, relating to the above referenced Draft Registration Statement on Form F-1 ("Initial Confidential Submission"). The Company is concurrently submitting an amended draft registration statement on Form F-1 ("the "Amended Confidential Submission").

For the Staff's convenience, the Staff's comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff's comments (which are references to the Prior Confidential Submission), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Confidential Submission.

Cover Page

1.	Please revise your cover page to clearly disclose that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the cover page to (1) disclose that we are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) and that this structure involves unique risks to investors; (2) explain to investors that the VIE structure is used to provide foreign investors with opportunities to invest in China-based operating companies where Chinese law prohibits direct foreign investment; and (3) disclose that investors may never hold equity interests in the Chinese operating company.

2.	We note your disclosure on the cover page regarding the legal and operational risks associated with the VIE's operations in China. Please expand this discussion to acknowledge that all of your operations in China are subject to such legal and operational risks, and to discuss the legal and operational risks associated with your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the cover page to disclose that all our operations in China are subject to legal and operational risks, which could result in a material change in our operations and/or the value of the securities we are registering for sale and or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value such securities to significantly decline or be worthless. We also disclosed that because our Hong Kong subsidiary acts solely as a holding entity and does not engage in active operations, we do not believe that there are Hong Kong-related legal and operational risks that need to be disclosed to investors.

3.	Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, as you currently do throughout your prospectus. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have removed all terms that describe the functions or activities of the VIE as “our” or “we” throughout the draft registration statement. Moreover, we have clearly stated that the investors are investing in the Cayman Islands holding company, that the VIE is not an entity in which we hold equity interest, and the VIE is consolidated for accounting purposes only.

4.	Please revise to disclose your intentions to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the draft registration statement has been amended to disclose that we have no present plans to distribute earnings or settle amounts owed under the VIE agreements, and we plan to retain EPWK’s retained earnings to continue to grow EPWK’s business. Cross-references to the condensed consolidating schedule and the consolidated financial statements are also added to the draft registration statement.

5.	With respect to cash transfers, please revise your disclosure to including the following:

•	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended our disclosure throughout the draft registration statement to state that cash transfer between PRC and non-PRC entities may not be available due to the interventions in or the imposition of restrictions and limitations on the ability on us, our subsidiaries, or the consolidated VIE by the PRC government and added cross-references to these discussions. We are advised by our counsel, Beijing Dentons Law Offices, LLP (Fuzhou), that there are no cash transfer restrictions in Hong Kong.

•	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended our disclosure throughout the draft registration statement to state disclose that there are limitations on our ability to transfer cash between us, our subsidiaries, the consolidated VIE, or investors due to PRC laws and regulations and provided a cross-reference to the relevant discussions in the Prospectus Summary, the Summary Risk Factors, and Risk Factors sections.

•	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to state that we do not have cash management policy that dictates how funds are transferred and added a cross-reference on the cover page to the discussion of this issue in the Prospectus Summary section.

Prospectus Summary, page 1

6.	We note your statement that you operate "the second largest online marketplace in terms of revenue according to the F&S report to enable businesses (buyers) and service providers (sellers) to find each other." Please revise to disclose here, as you do on page 105, that there are three other competitors in this space and disclose your revenue and the revenue of the largest online marketplace. Additionally, we note your statement on page 3 that you are "one of the only two comprehensive crowdsourcing platform is China." Please disclose which of your three competitors also operates a comprehensive crowdsourcing platform in China.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to disclose that the ranking is based on annual GMV in the first half of 2022, not revenue and that there are three other competitors in this space. We also disclosed the GMV of the largest online marketplace company and ours in the first half of 2022. Additionally, we disclosed the name of the competitor who also operates a comprehensive crowdsourcing platform in China.

7.	Please revise to clearly define what "gross merchandise volume" represents and to state that gross merchandise volume is not your revenue and it is not included in your statement of operations. Also, we note your table on page 1 that presents "Gross Merchandise Value." Clarify for us and in your filing what this represents. If it is the same as "Gross Merchandise Volume," use one term or the other.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to define Gross Merchandise Volume (GMV) and stated that GMV is not our revenue. We also changed the “Gross Merchandise Value” to “Gross Merchandise Volume” throughout the draft registration statement.

8.	Please revise to define important key terms such as:

•	registered users;

•	active registered users;

•	paid members; and

•	daily inquiries.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that all the definitions have been added to the draft registration statement.

9.	We note your statement on page 3 and 108 that "[o]ur skilled team uses a combination of the latest technology, data science, and product features to make our platform a trusted online marketplace to get work done." Please revise to elaborate on the latest technology, data science, and product features used and explain how that in turn makes you a trusted online marketplace.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the registration statement to disclose the technology and features we used to make our platform a trusted online marketplace.

10.	We note the agreements that sellers and buyers are required to enter into, including the EPWK Platform Service Agreement, the Registration Agreement, the Task Submission and Publication Agreement, the Online Store Agreement, and the Security Agreement for sellers and the User Agreement, the Payment Agreement, and the Account Registration Agreement for buyers and sellers. Please revise to provide a short summary of the material terms of each agreement, and tell us what consideration you have given to filing them as exhibits per Item 601(b) of Regulation S-K.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to provide short summaries of all the material terms of the agreements and plan to file them as exhibits in our first public filing with the SEC.

Our VIE Structure, page 6

11.	Please revise to clearly identify the entity in which investors are purchasing their interest and the entity(ies) in which your operations are conducted. Also revise your statement that "the economic interest in and the power over the EPWK VIE are based on contractual agreements and are not equivalent to equity ownership" to explain how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Finally, revise to clarify the challenges you may face in enforcing the contractual agreements relating to the VIE due to legal uncertainties and jurisdictional limits.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to state that investors are investing in shares of the Cayman Islands holding company and explained that VIE contractual agreements may not provide the same level of control as the direct equity ownership and are subject to legal and regulatory uncertainties, which may affect investors’ investment. Additionally, we have disclosed the challenges the investors may face in enforcing the VIE agreements due to legal uncertainties and jurisdictional limits, including the fact that VIE agreements have not been tested in a court of law.

12.	Here and throughout the prospectus, please refrain from implying that the contractual agreements related to the VIE structure are equivalent to equity ownership in the business of the VIE; revise to limit any references to control or benefits that accrue to you because of the VIE to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP; clarify that you are the primary beneficiary of the VIE for accounting purposes; disclose, if true, that the VIE agreements have not been tested in a court of law; and revise to eliminate references to "our VIE" and similar statements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to remove all implications that contractual agreements related to the VIE structure are equivalent to equity ownership in the business of the VIE, explained the conditions we have satisfied to consolidate the VIE under U.S. GAAP, and stated that the VIE agreements have not been tested in a court of law.

13.	In the second paragraph under this heading, please revise to state clearly that for the six month period ended December 30, 2021 and the year ended June 30, 2020 you had a net loss.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to stated that we had a net loss for the six month period ended December 30, 2021 and the year ended June 30, 2020.

Permission Required from the PRC Authorities for The VIE's Operation, page 10

14.	We note your statement that you, your subsidiaries and the VIE are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the VIE's operation. Please revise to clarify whether you, your subsidiaries or the VIE are required to obtain permissions or approvals, including from the CSRC or CAC, to operate your business and to offer securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally:

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have relied on the opinion of our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou), who advised us that we are not required to obtain permissions or approvals, including from the CSRC or CAC, to operate the VIE and to offer securities being registered to foreign investors. We also disclosed that we might not be able to timely comply with the laws and regulations of the PRC to continue our operations or offer securities to foreign investors if we inadvertently concluded that such permission or approvals are not required or if the applicable laws, regulations, or interpretations change and we are required to obtain such permissions.

•	If you relied on the opinion of counsel in determining whether you, your subsidiaries, or the VIE are required to obtain permission or approval from the PRC authorities including the CSRC or CAC, counsel should be named and a consent of counsel filed as an exhibit.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have relied on the opinion of our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou), and will file the counsel’s consent as an exhibit upon first public filing with the SEC.

•	If you did not rely on the opinion of counsel, please state as much and explain why such an opinion was not obtained. Also, discuss how you came to the conclusion that permissions and approvals are or are not required, why that is the case, and the basis on which you made such determinations.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we relied on the opinion of our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou).

•	Reconcile your disclosure on page 10 that no permissions or approvals are required with your disclosure on page 17.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to ensure the disclosures are consistent with each other.

•	Expand your disclosure regarding permissions and approvals to include requirements under Hong Kong law, as applicable. Refer also to comment 55 below.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to state that although the VIE’s operations in the PRC are subject to certain legal and operational risks, our Hong Kong subsidiary, EPWK Holdings Limited (“EPWK HK”), is not currently engaging in any active business activities and merely acting as a holding company. Therefore, we do not believe that EPWK HK requires any additional permissions or approvals except those already disclosed in the draft registration statement.

Financial Significance of VIEs, page 11

15.	You state on page 11 the financial information on pages 12 through 15 is of your VIE and its subsidiaries that was included in the consolidated financial statements. We note the filer and parent company "EPWK Holdings LTD." was not created until March 2022. Please explain to us the relevance and continuing effect of presenting here the equity and per share amounts of the VIE entity as those of the parent. Also, explain to us your consideration of presenting pro forma information in accordance with Rule 11 of Regulation S-X to conform the equity and per share amounts of the VIE to those expected for the parent upon completion of the offering.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that “EPWK Holdings Ltd.” is the Cayman Island entity and the parent company. The equity and per share amounts presented in the consolidated financial statements are of the parent rather than the VIE. Since it is the business combination under the same control under Guohua Huang, financial statements are retrospectively presented. What we have presented is not pro forma information.

Asset Transfer Between VIE and Other Consolidated Entities, page 16

16.	We note your disclosure regarding the transfer of cash and assets on pages 16 and 17. Please include cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to include the disclosure requested in comment 5 above.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have added the cross-references to the condensed consolidating schedule and the consolidated financial statements and included disclosures about the restrictions and limitations imposed by PRC government on our ability to transfer cash between us, our subsidiaries, the consolidated VIE, and investors, and that we do not have cash management policy.

Summary of Risk Factors, page 18

17.	Please include a summary risk factor that discusses the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Include a risk factor regarding the enforcement of laws, and that rules and regulations in China can change quickly with little advance notice. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include cross-references to the relevant individual detailed risk factor.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that all the risk factors required by Staff in Comment 17 and cross-references to the relevant individual detailed risk factors have been added to the draft registration statement.

Holding Foreign Companies Accountable Act, page 23

18.	You state that you "believe our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021." Please state definitively whether or not your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Make the same statement on page 49.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to state that our auditor is not subject to the determination announced by the PCAOB on December 16, 2021.

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries, page 25

19.	We note your Selected Condensed Consolidating Statements of Operations. Please revise to include a separate column for the WFOE. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that a separate column for the WFOE has been added.

Risk Factors

"Because we are an offshore holding company and our business was conducted through VIE Agreements ... ", page 43

20.	We note the last paragraph of this risk factor. Please clearly acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conducts all or substantially all of your operations.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the risk factor required by the Staff in comment 20 has been added.

"A recent joint statement by the SEC and the Public Company Accounting Oversight Board ... ", page 48

21.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Additionally, we note your statement on page 49 that "[t]he Company’s auditor, Friedman LLP, is based in New York, New York, and therefore is not affected by this mandate by the PCAOB." However, it appears that your auditor is WWC Professional Corporation. Please revise to reconcile.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that WWC P.C. is our auditor, and the discrepancy has been eliminated.

"Since Mr. Guohua Huang will be able to exercise more than 60% of the total voting power ... ", page 65

22.	Please revise this risk factor to explain, in detail, the nature of the disparate voting rights, including the number of votes per share for each of your Class A and Class B Ordinary Shares. Also, please revise to acknowledge that any future issuance of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that a detailed description of the disparate voting rights of our Class A and Class B Ordinary Shares have been added to the draft registration statement. Additionally, we have stated that any future issuance of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

Enforcement of Civil Liabilities, page 69

23.	In an appropriate place in your prospectus, for example in the section titled "Enforceability of Civil Liabilities" on page 69, please name the directors, officers, and members of senior management located in the PRC/Hong Kong. Also in this section, please discuss the enforceability of civil liabilities in Hong Kong.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the names of the directors, officers, and members of senior management located in the PRC/Hong Kong have been disclosed. Also, a discussion regarding the enforceability of civil liabilities in Hong Kong has been added to the draft registration statement.

Capitalization, page 73

24.	Please revise this section to reflect your Class B Ordinary Shares.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we will update this section once our latest financial information is available as there was no Class B Ordinary Share during the period ended December 31, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

25.	In the narrative here and elsewhere as appropriate in the filing, please present all currency amounts in U.S. dollars for consistency with the basis of the amounts reported in the financial statements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to present all currency amounts in U.S. dollars.

Overview, page 80

26.	We note your statement that "[d]uring the past three years from 2019 to 2021, our platform enabled RMB 5.39 billion (approximately US$ 837 million) of GMV across 2.23 million projects between 15.33 million sellers and 7.67 million buyers from all 32 provinces in China." Please revise to also provide this information separately for each of the past three years.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that detailed information for each of the past three years have been added to the draft registration statement.

27.	We note your statement that "[a]s shown in the figure below, we have been able to maintain an annual growth rate of about 30% since 2015." Please revise this statement to acknowledge the growth rate of 2.69% in 2020.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to acknowledge the growth rate of 2.69% in 2020.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 82

28.	We note your statement that "due to the impact of coexisting with the pandemic ... micro, small and medium-sized enterprises are relatively cautious about paying for online task services." Please discuss any steps you are taking to mitigate adverse impacts to your business.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have disclosed the steps we are taking to mitigate adverse impacts to our business, including launch various support programs that provide first-time sellers with exclusive support policies, give out short-term free member services to users, design additional service gifts to users in areas affected by COVID-19, host monthly online training, and improve our promotion channels.

Results of Operations , page 90

29.	The table on page 90 does not set forth a summary of your consolidated results of operations for the periods presented, both in absolute amounts and as percentages of your total revenues, as stated on page 89. Please revise accordingly.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the table has been revised accordingly.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020 Interest expenses, page 93

30.	You state there was no interest expense in 2021, according to the US GAAP rules. We note as of June 30, 2021 you had long term bank loans of $464,763. Please explain to us why you had no interest expense for the year ended June 30, 2021, and what you mean by "according to US GAAP rules."

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have amended the draft registration statement to state that the interest expenses generated by the short-term loan (June 21, 2021 – June 30, 2021) are trivial and thus re not included in our financial information.

Liquidity and Capital Resources Operating Activities, page 94

31.	In the second paragraph under this heading, you reference "RMB -4.7 million for the six months ended December 31, 2020." The amount presented on the statement of cash flows for this period is a positive amount. Also, the last paragraph under this heading appears to refer to cash used in operating activities for the 2021 and 2020 annual periods, whereas the statement of cash flows for these periods shows cash provided. Please reconcile and revise your disclosures as appropriate.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the discrepancy has been eliminated.

Inflation, page 98

32.	We note your disclosure here references the consumer price index for December 2018, 2019, and 2020. Please update this disclosure to reflect more recent time periods and revise your disclosure here and in the risk factors, if applicable, to reflect any impact that inflation has had or may have on your business.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have added an updated consumer price index and included a risk factor related to the impact that inflation may have on our business in the future.

Industry, page 102

33.	We note that certain key information in this section is provided as of 2020. Please revise to include more recent information.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the most recent information has been added to the draft registration statement.

34.	We note your statements that "crowdsourcing presents a promising future in helping businesses think about solving some of their most complex problems" and "the number of entrepreneurs in China is growing exponentially, causing a fierce competitive environment." Please provide a source for these statements or characterize them as management's beliefs. Additionally, we note your statement that "[c]rowdsourcing platform generally obtains profit through value added services such as task on top, or VIP shop." Please define "task of top" and "VIP shop" in this context.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the source and definitions required by the Staff in comment 34 have been added to the draft registration statement.

35.	In the section titled "Development Trends of China Crowdsourcing Platform Market," please disclose who has identified such trends (i.e. management or otherwise).

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the draft registration statement to indicate that such trend is identified by Frost & Sullivan.

Business, page 106

36.	Please elaborate on the following aspects of your business:

•	define "mini programs";

•	describe the "proprietary data" that you use in your search algorithms;

•	describe the seller application process to join your platform; and

•	explain your "seller-task-tag tripartite graph and patented implicit factor model recommendation algorithm" and how that leads to minimizing information overload problems on your platform.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that all the required definitions and explanations have been added to the draft registration statement.

37.	We note that you use the industry leader Esignbao for electronic contract services and that you work with Xiamen International Bank to hold and release funds. To the extent that agreements with either of these companies represent material contracts, please file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we will file the two agreements as exhibits upon our first public filing with the SEC.

38.	We note the "Buyer Stories" on pages 113-115 and the "Seller Stories" on pages 119-123. If any third party was compensated or received a discount for providing a testimonial, please disclose this fact.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that no third party was compensated or received benefits for providing a testimonial.

39.	We note your statement on page 108 that "[i]n the event no settlement can be reached, we may notify the third party escrow to freeze the fund and release only until a court order is issued." Please quantify the amount of funds that are currently held under an escrow freeze and disclose whether such amounts are typical for your operations.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have disclosed the amount currently held under an escrow freeze and stated that such amounts are typical for our operations.

Data Security and Privacy, page 124

40.	If applicable, please revise this section to discuss the potential impact of the CAC and CSAC on your data security and privacy considerations.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we may be subject to fines and other administrative penalties from the CAC, the SAMR, and other relevant Chinese government departments.

Audit Committee, Compensation Committee, and Nominating Committee and Corporate Governance Committee, page 137

41.	If applicable, please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that a section tilted “Oversight of Cybersecurity Risks” has been added to the draft registration statement to discuss the role of our board of directors in overseeing cybersecurity risks.

Compensation of Directors and Executive Officers, page 137

42.	Please update this disclosure for your most recently completed fiscal year.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have updated the compensation information in the draft registration statement.

Principal Shareholders, page 140

43.	Please revise footnotes 9 and 10 to identify the natural persons with voting and/or dispositive control of the shares held by JMCT Investment Limited and Xiamen Xinglin Construction and Development Co, Ltd.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that two individuals have been identified in footnotes 9 and 10.

Related Party Transactions, page 141

44.	We note that the information provided in this section is as of December 31, 2021. Please revise to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we are in the process of updating our financial information and will revise this section in the next round of filing.

Description of Share Capital, page 143

45.	We note that the holders of Class B Ordinary Shares are able to hold their shares for any period of time. Please revise your risk factor disclosure to reflect this provision. However, we also note that the Class B Ordinary Shares are subject to certain mandatory automatic conversions. Please revise to describe the circumstances under which such mandatory automatic conversions would occur.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the relevant risk factor to disclose that holders of Class B Ordinary Shares are able to hold their shares for any period of time and described the circumstances under which the Cayman laws require mandatory automatic conversions based on the opinion of our Cayman Islands counsel.

Financial Statements, page F-1

46.	The annual and interim period financial statements are indicated as being for "EPWK International LTD". It appears this entity is not included in the organization chart on page 6. The notes to the annual and interim period financial statements are indicated as being for "EPWK Holdings Ltd." The auditor's review report for the interim period financial statements states the financial statements are for "EPWK Holdings Ltd.," whereas the auditor's audit report for the annual period financial statements states the financial statements are for "EPWK Holdings Limited." The organization chart shows EPWK Holdings LTD. and EPWK Holdings Limited are separate entities, with EPWK Holdings LTD. as the parent. Please clarify throughout the filing the entity (with consistent naming thereof and reference thereto) to which the financial statements pertain. Also, clarify whether "EPWK Holdings Ltd." and "EPWK Holdings LTD." are the same or different entities. If the same, provide consistent reference thereto. If different, revise the organization chart accordingly to show both entities. Additionally, explain to us what the entity "EPWK International LTD" represents.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the Notes to the Consolidated Financial Statements of EPWK Holdings Ltd. in Amendment No. 1 to the Registration Statement. "EPWK Holdings Ltd." and "EPWK Holdings LTD." are the same, both of which represent the Cayman Island entity. We have revised the capital “LTD” to “Ltd”.

"EPWK International LTD" also represents the Cayman Island entity. It has been used in the draft of financial statement until the official name "EPWK Holdings Ltd." is decided for use.

47.	In "Corporate Structure" of note 1. Organization and Principal Activities to the annual and interim period financial statements, please clearly distinguish the entities that are your subsidiaries and those of EPWK VIE. Clarify if "EPWK Hong Kong Limited" referred to in these notes is the same or different from "EPWK Holdings Limited" shown in the organization chart on page 6. Also, the organization chart shows the entity "EP Zhishang (Xiamen) Network Technology Co. Ltd" without reference in these notes. Discuss the status and purpose of this entity. Additionally, for acronyms used to refer to entities in these notes and elsewhere in the filing, include such in the organization chart for ease of cross reference.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the Notes to the Consolidated Financial Statements of EPWK Holdings Ltd. in the draft registration statement.

EPWK Holdings Limited (“EPWK HK”) was incorporated in Hong Kong on April 28, 2022. It is a wholly owned subsidiary of EPWK BVI. "EPWK Hong Kong Limited" referred to in these notes is the same as "EPWK Holdings Limited" shown in the organization chart on page 6. The name “EPWK Hong Kong Limited” has been updated as "EPWK Holdings Limited" in the F-pages.

EP Zhishang (Xiamen) Network Technology Co. Ltd was organized pursuant to PRC laws on July 26, 2022, principally providing software development and IT consulting service. It is a wholly owned subsidiary of EPWK HK.

Annual Financial Statements

Statements of Operations and Comprehensive Loss, page F-37

48.	We note "Subsidy Income" is material to your results of operations but there is no disclosure in the notes to the financial statements of what this represents, how it is determined and how it is accounted for. Please revise as appropriate.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the Notes to the Consolidated Financial Statements of EPWK Holdings Ltd. in Note 2(n) of the draft registration statement.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-49

49.	Please tell us and revise to disclose how and when you recognize revenue for shared office rental and management revenue.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the Notes to the Consolidated Financial Statements of EPWK Holdings Ltd. in Note 2(m) of the draft registration statement. All the rental arrangements that the Company has entered are identified as operating leases. The Company recognizes revenue from these rental arrangement on a straight-line basis over the term of the lease even if the receipts from rental payments collected do not follow the same pattern. For the common charges, customers reimburse the Company (as opposed to paying directly a third party), customers’ payments for their pro rata share of those items are considered lessor costs in accordance with paragraph 842-10-15-40A and are recognized on a gross basis in profit or loss.

(n) Cost of revenue, page F-51

50.	You disclose a majority of the company’s revenue is derived from rendering services to varied service providers to generate greater exposure, brand recognition, and connection to users through its online platforms. Please tell us whether or not you include any costs related to operating and maintaining your platforms within cost of revenues.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that costs related to operating and maintaining the platform are mainly (a) Fees charged by online payment processors such as Alipay, WeChat, UnionPay that provide integrated online payment method to the users. (b) Service fee charged by the solution provider that enables the platform users to receive and send verification code via SMS or email for security purpose. (c) Expenditures on network technology such as cost of servers, gateway, etc. (d) Related labor fee incurred by the Company’s programmers, developers and IT engineers.

(w) Segment reporting, page F-54

51.	You determined that you operate in two operating segments: (1) product segment and others, and (2) services segment. You further state that "Revenue, net loss and assets of the services segment are less than 10% of their respective consolidated totals, therefore the Company does not present reportable segments." However, per the disaggregated revenue information in note (m) "Revenue Recognition" on page F-17, it appears revenues from services are greater than 10% of consolidated revenues. Please clarify for us the basis for your reportable segment determination.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the Notes to the Consolidated Financial Statements of EPWK Holdings Ltd. in Note 2(m)&(n) of the draft registration statement. The Company has determined that it operates in three operating segments: (1) online promotion for users’ business (2) value-added commercial services (3) shared office space rentals and management. These three segments are determined to report since they exceed the 10% threshold of the consolidated revenue of the entire business.

Note 11. Taxation, page F-60

52.	It appears your deferred tax assets and liabilities consist solely of net operating loss carryforwards. Please confirm to us whether or not temporary differences exist with any of your assets, liabilities, leasing arrangements or any items within your results of operations.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the deferred tax asset of the Company is solely created for the NOL carryforward. Given the Company’s business model, payments from customers are generally made in advance of the service being rendered, thereby pushing aside the allowance for bad debt. The accounting estimates made by the Company such as depreciation and amortization fall within the bounds allowed by the tax authority of China, and the way the Company prepares accounts for leasing arrangements is equally acceptable in terms of taxation. Therefore, there is no deferred tax assets generated from temporary differences.

Note 13. Operating Leases, page F-61

53.	It appears from your revenue disclosures subleasing revenue is material to your results. Please tell us your consideration regarding disclosure of subleases pursuant to ASC 842- 20-50-3.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we determined the contract is a lease and adopted ASC 842 to account for the transaction for the revenue earned by subleasing the workspaces to customers. The workspaces are physically distinct and explicitly specified in the contract, so they are typically identified. We don’t have substantive substitution right to substitute the workspaces throughout the lease term. The customers have the right to direct the use of the workspaces from which to obtain substantially all of the economic benefits. Thus, the contract contains a lease and ASC 842 applies.

The consideration in the contract is allocated entirely to the lease component and is used to recognize lease revenue on a straight-line basis over the lease term.

According to the guidance in paragraph 842-10-15-40, costs excluded from the consideration in the contract that are paid by a lessor directly to a third party and are reimbursed by a lessee are considered lessor costs that shall be accounted for by the lessor as variable payments.

Because Lessee reimburses the Company for common charges (as opposed to paying directly a third party), Lessee’s payments for its pro rata share of those items are considered lessor costs in accordance with paragraph 842-10-15-40A and are recognized on a gross basis in profit or loss.

General

54.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that additional discussion regarding the Statement of Protocol signed on August 26, 2022, has been added to the draft registration statement.

55.	In the definition of China/the PRC or in appropriate discussions of legal and operational risks, please revise to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. In addition, disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have revised the definition of China/PRC to include Hong Kong and Macau. However, even though the VIE’s operations in the PRC are subject to certain legal and operational risks, our Hong Kong subsidiary, EPWK Holdings Limited (“EPWK HK”), is not currently engaging in any active business activities and merely acting as a holding company. As a result, we do not believe any securities, data security, or anti-monopoly laws or regulations in Hong Kong may impact our operations or the offering of our securities to foreign investors, nor do we foresee any material legal and operational risks associated with EPWK HK except those already disclosed in the draft registration statement.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
Chief Executive Officer

cc:	Fang Liu, Esq.
VCL Law LLP